Exhibit 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Year ended December 31,
(in millions, except ratios)	2013	2012	2011	2010	2009
Excluding interest on deposits
Income from continuing operations before income taxes	$25,914	$28,917	$26,749	$24,859	$16,067
Fixed charges:
Interest expense	7,610	8,498	9,749	9,357	10,372
One-third of rents, net of income from subleases(a)	616	554	562	578	569
Total fixed charges	8,226	9,052	10,311	9,935	10,941
Add: Equity in undistributed loss of affiliates/Less: Equity in undistributed income of affiliates	770	172	59	127	(21)
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$34,910	$38,141	$37,119	$34,921	$26,987
Fixed charges, as above	$8,226	$9,052	$10,311	$9,935	$10,941
Ratio of earnings to fixed charges	4.24	4.21	3.60	3.51	2.47
Including interest on deposits
Fixed charges as above	$8,226	$9,052	$10,311	$9,935	$10,941
Add: Interest on deposits	2,067	2,655	3,855	3,424	4,826
Total fixed charges and interest on deposits	$10,293	$11,707	$14,166	$13,359	$15,767
Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$34,910	$38,141	$37,119	$34,921	$26,987
Add: Interest on deposits	2,067	2,655	3,855	3,424	4,826
Total income from continuing operations before income taxes, fixed charges and interest on deposits	$36,977	$40,796	$40,974	$38,345	$31,813
Ratio of earnings to fixed charges	3.59	3.48	2.89	2.87	2.02

(a)	The proportion deemed representative of the interest factor.

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